Exhibit 12.1

Exhibit 12.1 Ratio of Earnings to Fixed Charges

	Successor		Predecessor
	Year Ended December 31, 2008 As Restated	Nine Months Ended December 31, 2007	Three Months Ended March 25,	Years Ended December 31,
			2007	2006	2005	2004
Earnings
- Pre-tax (loss) income from continuing operations	$(54.7)	$(5.0)	$16.6	$140.6	$49.5	$(18.6)
- Fixed charges	209.9	160.4	17.9	99.7	96.3	102.8

Net earnings	$155.2	$155.4	$34.5	$240.3	$145.8	$84.2

Fixed Charges
- External interest expense	$196.3	$151.0	$—	$—	$—	$—
- Intercompany interest expense, net	—	—	15.8	91.6	88.4	93.6
- Amortized premiums, discounts and capitalized expenses related to indebtedness	9.6	7.2	—	—	—	—
- Estimate of interest expense within rental expense	4.0	2.2	2.1	8.1	7.9	9.2

Total fixed charges	$209.9	$160.4	$17.9	$99.7	$96.3	$102.8

Ratio of earnings to fixed charges(1)	0.74X	0.97X	N/A	N/A	N/A	N/A
Deficiency	54.7	5.0	N/A	N/A	N/A	N/A

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income tax plus fixed charges. Fixed charges consist of interest expense and a portion of operating rental expense that management believes is representative of the interest component of rental expense. For periods in which the ratio of earnings is less than 1.0, the amounts shown as Deficiency represent the additional earnings that would be necessary to raise the ratio to 1.0. For the Predecessor periods, the ratio of earnings to fixed charges is not meaningful, given the fact that debt was not held by the Predecessor business.